UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

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Commission File Number: 001-34238

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THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 201203

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Recent Developments of The9 Limited

In August and September 2019, The9 Limited (Nasdaq: NCTY) (“The9 or the “Company”) entered into several amendments to the deed of settlement with Splendid Days Limited (“Splendid Days”), the holder of the senior secured convertible notes issued and sold by the Company in December 2015 (the “Convertible Notes”). The Company and Splendid Days further discussed the Convertible Notes repayment arrangement in the past few months. Pursuant to the amendments to the deed of settlement and recent negotiation with Splendid Days, the Convertible Notes are now required to be repaid by December 31, 2019 by the proceeds from planned sale of the mortgaged properties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name:	:	George Lai
Title:	:	Director and Chief Financial Officer

Date: November 12, 2019